082-03116

RECEIVED
2009 DEC -9 A 4:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GREAT QUEST
METALS LTD.

09047464

SUPPL

November 26, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Third Quarter Report and financial statements for the nine months ended September 30, 2009.

Please be advised, that in accordance with National Instrument 51-102, the Third Quarter Report was mailed to shareholders on November 26, 2009.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 12/9

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Third Quarter Report to Shareholders - For the Nine Months Ended September 30, 2009
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

Much of the exploration activity of the Company during the Third Quarter of 2009 was centered on the Tin Hina phosphate concession. Results of analyses of 26 samples taken over a length of 6,870 metres along the Alfatchafa hill averaged 24.50% $P_2 O_5$. With these positive results, the Company applied for, and received, an increase in the size of the Tin Hina concession from 230 to 417 sq km.

On the Baoule River gold concession, the Company renewed its agreement with the owner following issue of the exploration permit.

On October 30, 2009 the Company announced the completion of the joint venture agreement on its Kenieba gold project with Avion Gold Corp and received the initial $350,000 payment. The agreement requires a combined total of $4.25 million dollars in payments to the Company and exploration expenditures.

Current Strategy

Great Quest is seeking to joint venture its other gold and copper-gold projects, which represent successful exploration work to date. Management is intent on both reducing the debt carried by the Company and providing for continued exploration on its projects. The exploration focus for 2010 will be to advance the new Tin Hina phosphate concession, which offers the potential for near term production for the Mali agricultural market; however, Company management will continue to seek prospective gold projects for acquisition and exploration.

Tin Hina Phosphate Concession

On June 17, 2009, Engrais Phosphate du Mali SA (EPM), a Malian company, owned 88% by Great Quest, received a 90 day Autorisation d'Exploration from the Malian Government on the 230 sq km Tin Hina concession in eastern Mali. A preliminary program was completed and results were received in August, 2009.

During the program, company geologists followed outcrops of a 0.40 to 1.70 metre thick bed of phosphate rock for 6,870 metres. Results from 26 samples taken over this length ranged from 5.11% to 33.05% $P_2 O_5$ and averaged 24.50% $P_2 O_5$. The samples were prepared for analysis by ALS Chemex in Bamako, Mali and whole rock analyses were carried out by ALS Chemex in Vancouver.

With the success of this initial program, the Company applied for and received an increase in concession area from 230 to 417 sq km. The concession now includes all of the Tin Hina phosphate occurrence as well as hills locally known as Tin Behouki, In Tassen, and In Arfan. Once the required permits have been granted, the Company will initiate a new program to consist of RAB drilling, pitting and sampling over the 4,000 x 7,000 metre Alfatchafa hill to establish an NI 43-101 compliant phosphate mineral resource. The program will include preliminary geological mapping and sampling on some of the other prospective areas such as the Tina Hina, Tin Behouki and other hills. Because of the shallow depth of the bed of phosphate rock at 10 metres under the Alfatchafa hill, the management of Great Quest expects to have an inferred mineral resource after the conclusion of the program.

Kenieba Gold Concessions

On October 30, 2009, subsequent to the April 8, 2009 Letter of Intent, Great Quest and Avion Gold Corp. finalized an agreement whereby Avion has the option to acquire a 75% interest in Great Quest's ownership of its Kenieba area concessions. The agreement calls for Avion to pay $2,360,000 to Great Quest and to complete $1,890,000 of work on the concessions over 5 years. Great Quest holds a 95% interest in the Kenieba and Comifa concessions and a 100% interest in the Kenieba Est concession.

The Kenieba concessions are immediately south of the Avion Tabakoto-Segala concessions where gold zones similar to that of Great Quest's Djambaye 2 occur. In February, 2009 Avion returned the Tabakoto mill to production and currently forecasts 50,000 ounces of gold production for 2009, rising to 101,400 ounces of gold by 2012.

Kenieba Gold Concession (continued)

In the Great Quest NI 43-101 report of April 4, 2008, by Carl Verley (P.Geo), the inferred mineral resource in the Djambaye 2 gold zone in the Kenieba concession was estimated to be 324,000 ounces of gold based on results drill programs in 2006 and 2007. This equates to 2,574,000 tonnes of 3.92 grams per tonne gold or 10.08 tonnes of gold.

Baoule River and Bourdala Concessions

On July 3, 2009, Great Quest renewed an agreement on the 207 sq km Baoule River concession, located in southwestern Mali. Under the terms of the agreement, the Company may earn a 95% interest in the concession, subject to a 1% royalty, by making payments to the owner of a total of $100,000 over a period of 4½ years.

In 2008, Newmont Mining Corporation carried out a program of silt and soil sampling, trenching and drilling. The program outlined 4 areas anomalous in gold, of which only one area was drilled. Drilling intersected 8 metres each of 0.99, 1.24 and 1.07 grams per tonne gold in 3 separate holes. After the program, Newmont decided to relinquish the concession.

The gold at Baoule River has been found in metasediments rather than in intrusive rock. This geological setting is similar in certain respects to that of the larger gold mines in Mali, such as the Loulo, Morila and Sadiola, where gold mineralization is found in metasediments in proximity to intrusive rock. In addition, the gold mineralization in the Kalana mine, 44 km to the northwest of the Baoule River concession, is reported to be associated with quartz veins in metasediments adjacent to a diorite stock. The Baoule River concession has several untested areas of anomalous gold and definitely warrants additional work.

The Company has applied to the government of Mali to group its Bourdala concessions, where exploration and drilling have identified gold mineralization. The Company had exploration success in five areas within the concessions and further work will be continued, pending receipt of the necessary permits.

The Exploration Team

Planning for and supervision of the projects in Mali is carried out by Mamadou Keita (M.Sc. Geo.), Willis W. Osborne (M.Sc. Geo.) and Carl G. Verley (P. Geo). Carl Verley is the Independent Qualified Persons under National Instrument 43-101.

Overview of Performance

During the Third Quarter of Fiscal 2009, the Company's assets decreased by $204,510 to $6,181,675. This is mainly due to the $254,679 loss on write-off of the Baroya Concession. The Company's working capital decreased by $97,408 from a working capital deficit of ($617,399) at the end of the Second Quarter of Fiscal 2009 to a working capital deficit of ($714,807) at the end of the Third Quarter of Fiscal 2009. This is mainly due to a net increase in trade accounts payable, loans payable, amounts due to related parties totaling $58,373 and a decrease in cash of $36,199.

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the head office in Vancouver, Canada, and the maintenance of an operations office in Mali.

The net loss for the Third Quarter of Fiscal 2009 was $332,704 or $0.009 per share compared to a net loss of $126,375 or $0.004 per share in the Third Quarter of Fiscal 2008. This represents an increase in net loss of $206,329. The main reason for the increase is the $254,679 loss on write-off of the Baroya Concession. During the Third Quarter of Fiscal 2009, the Company decided to abandon the Baroya Concession and as a result, all capitalized costs were written off to operations. If you were to ignore the effect of the write-off, the net loss for the Third Quarter of Fiscal 2009 would have been $78,025, and therefore representing a $48,350 decrease in net loss compared to the Third Quarter of Fiscal 2008.

Other highlights from operations are as follows: Legal increased by $5,630; Management fees increased by $5,350; Project costs – Tilemsi decreased by $66,488; Promotion, travel and shareholder relations decreased by $5,827; and Gain on foreign exchange decreased by $12,160.

Results of Operations (continued)
Legal increased due to work on pending property agreements. Management fees increased because the CEO is receiving $1,700 more in management fees per month. Project costs – Tilemsi decreased because the Company did not go forward with an acquisition of the Tilemsi concession. Promotion, travel and shareholder relations decreased because management focused resources on pending agreements. The foreign exchange gain decreased because of the increase in strength of the Mali CFA Franc compared to the Canadian dollar.

Liquidity and Capital Resources
During the Third Quarter of Fiscal 2009, the Company issued 225,000 common shares pursuant to agreements for two loans totaling $180,000 received in the Second Quarter of Fiscal 2009. The fair value of the 225,000 common shares issued was determined to be the share price of the shares on the date of the loan agreements, which was $0.05 on April 6, 2009. The total fair value of $11,250 is recorded in financing costs. During the Third Quarter of Fiscal 2009, the Company accrued an annual 8% interest on the loans payable from July 15, 2009 to September 30, 2009 per the terms of the loan agreements.

Also, during the Third Quarter of Fiscal 2009, the Company received a $10,000 unsecured, non-interest loan with no specific terms of repayment. The loan was repaid on November 3, 2009.

Related Party Transactions
During the Third Quarter of Fiscal 2009, the Company incurred management fees totalling $15,000 (2008 - $11,100) to a company wholly owned by Willis W. Osborne, Director, management fees totalling $8,500 (2008 - $8,250) to a company wholly owned by Victor Jones, Director, geological fees totalling $9,768 (2008 - $9,024) to Mamadou Keita, Director, and accounting fees totalling $2,704 (2008 - $3,150) and consulting fees totaling $3,623 (2008 - $3,911) to the Secretary of the Company.

Risks
Despite the increase in the gold price, the financing environment for junior exploration companies still represents a challenge. The exploration programs planned by Great Quest require additional financing or joint venture support in order to advance the projects and provide NI 43-101 reports on the discoveries. Management has recognized, and is addressing, the debt carried by the Company. The Kenieba agreement completed in October represents a first step towards the goals of debt reduction and increased exploration activity on the Company's projects.

Summary of Quarterly Results
Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2009 3rd Q	$ 77	$ (343,954)	$ (0.009)
2009 2nd Q	$ 78	$ (174,298)	$ (0.005)
2009 1st Q	$ 21	$ (116,389)	$ (0.004)
2008 4th Q	$ 195	$ (377,228)	$ (0.017)
2008 3rd Q	$ 2,900	$ (126,375)	$ (0.004)
2008 2nd Q	$ 5,752	$ (211,809)	$ (0.008)
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.017)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.005)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)

Investor Relations
George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online on SEDAR and at www.greatquest.com.

DATED: November 24, 2009

ON BEHALF OF THE BOARD OF DIRETORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT
SEPTEMBER 30, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statement of Operations and Deficit
3. Consolidated Statement of Cash Flows
4. Notes to Consolidated Financial Statements

Schedule A: Financial Information

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

September 30, 2009 and 2008

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2009
(With comparative audited figures for December 31, 2008)

	September 30, 2009 (unaudited)	December 31, 2008 (audited)
ASSETS		
Current Assets		
Cash	$ 2,808	$ 7,339
Term deposits	20,949	20,716
Goods and services tax recoverable	2,992	5,638
Exploration, tax credit recoverable	31,978	31,978
Prepaid expenses	3,565	4,655
	62,292	70,326
Due from director	578	533
Due from African Metals Corporation	-	2,548
Automobile, equipment and furniture (Note 2)	4,545	5,864
Mineral properties, including deferred costs (Note 3)	6,105,846	6,298,500
Deposits	8,414	8,414
	$ 6,181,675	$ 6,386,185
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	483,232	497,925
Loans payable (Note 4)	121,325	-
Due to related parties	172,542	101,180
	$ 777,099	$ 599,105
SHARE CAPITAL AND DEFICIT		
Share capital (Note 5)	10,337,183	10,090,398
Share subscription advance	-	5,000
Contributed surplus (Note 5)	1,171,577	1,157,244
Deficit	(6,104,184)	(5,465,562)
	5,404,576	5,787,080
	$ 6,181,675	$ 6,386,185

Approved by the Directors:

"Willis W. Osborne"	*"Victor J.E. Jones"*
Director	Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008

	3 Months ended		9 Months ended	
	SEPT 30, 2009	SEPT 30, 2008	SEPT 30, 2009	SEPT 30, 2008
ADMINISTRATION COSTS:				
Accounting and audit	$ 8,532	$ 9,150	$ 44,494	$ 29,638
Amortization	68	96	947	290
Bank charges	221	146	1,490	588
Consulting	4,292	3,911	14,634	14,438
Financing costs (Note 4)	13,075	-	13,075	-
Investor relations	7,500	7,500	22,500	17,000
Legal	5,630	-	43,829	9,883
Loss on write-off of mineral property (Note 3)	254,679	3,486	254,679	3,486
Management fees	23,500	18,150	70,340	54,450
New project costs - Tilemsi	-	66,488	48,616	82,676
Office and general	19,733	15,870	51,326	40,447
Promotion, travel and shareholder relations	1,663	7,490	13,599	50,684
Rent	11,153	10,767	34,676	31,221
Securities and brokerage fees	879	3,608	19,266	21,769
Stock-based compensation	564	2,932	13,668	98,801
Telephone and communication	2,174	1,473	6,158	6,017
	353,663	151,067	653,297	461,388
Loss (gain) on foreign exchange	(9,632)	(21,792)	(14,422)	17,007
Interest income	(77)	(2,900)	(253)	(16,374)
LOSS FOR THE PERIOD BEFORE TAXES	343,954	126,375	638,622	462,021
INCOME TAXES				
Future income tax	-	-	-	(433,066)
NET LOSS FOR THE PERIOD AFTER TAXES	343,954	126,375	638,622	18,955
DEFICIT AT BEGINNING OF PERIOD	5,760,230	5,100,904	5,465,562	5,208,324
DEFICIT AT END OF PERIOD	$ 6,104,184	$ 5,227,279	$ 6,104,184	$ 5,227,279
Basic and diluted loss per share	$ 0.009	$ 0.004	$ 0.019	$ 0.001
Weighted average common shares outstanding	36,064,914	30,139,914	33,689,914	28,117,692

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008

	3 Months ended		9 Months ended	
	SEPT 30, 2009	SEPT 30, 2008	SEPT 30, 2009	SEPT 30, 2008
OPERATING ACTIVITIES:				
Net loss for the period	$ (343,954)	$ (127,414)	$ (638,622)	$ (18,955)
Adjustments:				
Amortization	68	96	947	290
Financing costs – shares issued (Note 4)	11,250	-	11,250	-
Loss on write-off of mineral property	254,679	3,486	254,679	3,486
Stock-based compensation	564	2,931	13,668	98,801
Future income taxes	-	-	-	(443,066)
	(77,393)	(120,901)	(358,078)	(359,444)
Change in non-cash working capital items:				
Accounts receivable	-	15,600	-	-
Goods and services tax recoverable	2,313	(28,014)	2,646	35,508
Prepaid expenses	522	103,952	1,090	12,374
Accounts payable and accrued liabilities	21,444	28,356	(92,767)	(290,222)
	(53,114)	(1,007)	(447,109)	(601,784)
FINANCING ACTIVITIES:				
Loans payable	11,825	-	121,325	-
Due to related parties	25,104	-	149,435	-
Issue of share capital for cash	-	-	237,000	360,000
Share subscription advances	-	-	(5,000)	-
Share issue costs	-	-	(800)	(12,768)
	36,929	-	501,960	347,732
INVESTING ACTIVITIES:				
Due from related parties	(16)	(3)	(45)	(63)
Due from African Metals Corporation	-	11,259	2,548	21,708
Acquisition costs of mineral properties	(2,375)	(2,409)	(5,939)	(31,150)
Deferred exploration and development costs, net of amortization	(17,623)	(643,224)	(55,713)	(762,581)
	(20,014)	(634,377)	(59,149)	(772,086)
INCREASE (DECREASE) IN CASH	(36,199)	(635,384)	(4,298)	(1,026,638)
CASH AT BEGINNING OF PERIOD	59,956	706,003	28,055	1,097,257
CASH AT END OF PERIOD	$ 23,757	$ 70,619	$ 23,757	$ 70,619
Cash is comprised of:				
Cash	$ 2,808	$ 7,175	$ 2,808	$ 7,175
Term Deposits	20,949	63,444	20,949	63,444
	$ 23,757	$ 70,619	$ 23,757	$ 70,619

Supplemental cash flow information (Note 8)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008

	Mali	Canada	2009 Total	2008 Total
EXPLORATION COSTS:				
Amortization	$ 373	$ -	$ 373	$ 1,595
Drilling, reclamation and assays	5,040	-	5,040	724,858
Exploration surveys	44,649	-	44,649	24,865
Office, consulting and travel	6,024	-	6,024	12,857
Total costs incurred during the period	56,086	-	56,086	764,175
Balance, beginning of period	3,341,244	1,765,742	5,106,986	4,291,786
Balance, end of period	$ 3,397,330	$ 1,765,742	$ 5,163,072	$ 5,055,961

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2008 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2008 audited consolidated financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	September 30, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 39,673	$ 2,096	$ 2,704
Equipment	18,924	16,557	2,367	3,054
Furniture	2,347	2,265	82	106
	$ 63,040	$ 58,495	$ 4,545	$ 5,864

3. MINERAL PROPERTIES

	September 30, 2009			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,196,428	$ 3,397,330	$ (254,679)	$ 4,339,079
b. Taseko Property	1,025	1,765,742	-	1,766,767
	$ 1,197,453	$ 5,163,072	$ (254,679)	$ 6,105,846

	December 31, 2008			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,193,975	$ 3,341,244	$ (3,486)	$ 4,531,733
b. Taseko Property	1,025	1,765,742	-	1,766,767
	$ 1,195,000	$ 5,106,986	$ (3,486)	$ 6,298,500

Baoule River Concession
During the current period, the Company paid 500,000 FCFA (CDN$1,223) to the owner.

Comifa Concession
During the current period, the Company paid 500,000 FCFA (CDN$1,152) to the owner.

Baroya Concession
During the current period, management decided to abandon the Baroya concession. Accordingly, a total of $254,679 in capitalized costs was written off to operations.

4. LOANS PAYABLE

	September 30, 2009
Loans payable are subject to an annual interest charge of 8%, are unsecured with no specific terms of repayment As consideration for the loans payable, on September 1, 2009, the lenders received 225,000 common shares for total consideration of $11,250. The common shares are subject to a four month restriction and may not be traded until January 2, 2010. During the Third Quarter of Fiscal 2009, $1,825 financing costs was accrued on the loans payable.	$ 111,325
Loan payable is non-interest bearing, unsecured with no specific terms of repayment. The loan was repaid on November 3, 2009.	10,000
	$ 121,325

5. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	September 30, 2009		December 31, 2008	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	30,139,914	$10,090,398	27,039,914	$10,164,159
Issued during the period/year for:				
Cash	5,925,000	237,000	3,000,000	360,000
Loans payable - consideration	225,000	11,250	-	-
Mineral property	-	-	100,000	29,000
Share issue costs				
recovery	-	-	-	490
cash	-	(800)	-	(12,767)
agents units/warrants	-	(665)	-	(7,419)
future income taxes on flow-through shares	-	-	-	(443,066)
Balance, end of period/year	36,289,914	$10,337,183	30,139,914	$10,090,398

Transactions for the Issue of Share Capital
During the quarter ended September 30, 2009:

The Company issued 225,000 common shares as consideration for the two loans received in the Second Quarter of Fiscal 2009. The fair value of the 225,000 common shares issued was determined to be the share price of the shares on the date of the loan agreement which was $0.05 on April 6, 2009. The total fair value of $11,250 is recorded in financing costs.

5. SHARE CAPITAL (Continued)

Stock Options

A summary of the status of the Company's stock option plan as of September 30, 2009 and December 31, 2008, and changes during the period and year then ended are as follows:

	September 30, 2009			December 31, 2008		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	2,675,000	$ 0.14	4.80	1,525,000	$ 0.68	3.72
Exercised	-	-	-	-	-	-
Forfeited/cancelled	-	-	-	(1,525,000)	(0.68)	-
Re-priced/granted	280,000	0.10	-	2,675,000	0.14	-
Options outstanding, end of period/year	2,955,000	$ 0.14	4.12	2,675,000	$ 0.14	4.80

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2009:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
700,000	700,000	$ 0.25	April 8, 2013
1,975,000	1,948,750	$ 0.10	December 30, 2013
280,000	280,000	$ 0.10	June 16, 2014
2,955,000	2,928,750		

Warrants

At September 30, 2009, the Company had outstanding purchase warrants exercisable to acquire 4,850,476 shares as follows:

Number	Exercise Price	Expiry Date
1,927,976	$ 0.40	December 19, 2009
1,375,000	$ 0.07	February 27, 2010
1,547,500	$ 0.10	May 21, 2010
4,850,476		

Compensation

Agent Compensation Options

At September 30, 2009, the Company had the following compensation option units outstanding:

Compensation options to purchase 243,386 compensation units for a period of 2 years at a price of $0.21 per unit and consists of one common share and one compensation unit warrant. Each compensation unit warrant is exercisable at a price $0.40 per share until December 19, 2009 for total of 243,386 warrants.

5. SHARE CAPITAL (Continued)

Contributed surplus

	September 30, 2009	December 31, 2008
Balance, beginning of period/year	$ 1,157,244	$ 1,011,531
Stock-based compensation expense	13,668	138,294
Agent warrants issued	665	7,419
Balance, end of period/year	$ 1,171,577	$ 1,157,244

Stock Based Compensation

During the current period, stock-based compensation has been recorded in the amount of $564 and included in contributed surplus. This amount relates to 26,250 options that had vested during the period.

6. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the nine month period ended September 30, 2009:

a. Management fees totalling $45,000 (2008 - $29,700) were incurred with a corporation related to the Company by the CEO of the Company. As at September 30, 2009, $45,000 of the management fees remained unpaid and is included in Due to Related Parties.
b. Management fees totalling $25,340 (2008 - $24,750) were incurred with a corporation related to the Company by the CFO of the Company. As at September 30, 2009, $25,350 of the management fees remained unpaid and is included in Due to Related Parties.
c. Geological fees totalling $30.265 (2008 - $28,993) have been incurred with the VP-Exploration of the Company. As at September 30, 2009, $3,528 remained unpaid and is included in Accounts payable and accrued liabilities.
d. Accounting fees totalling $8,269 (2008 - $9,004) and consulting fees totalling $13,624 (2008 - $14,437) have been incurred with the Secretary of the Company. As at September 30, 2009, $8,584 remained unpaid and is included in Accounts payable and accrued liabilities.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
September 30, 2009			
Automobile, equipment and furniture	$ 3,846	$ 699	$ 4,545
Mineral properties, including deferred costs	4,344,292	1,761,554	6,105,846
	$ 4,348,138	$ 1,762,253	$ 6,110,391

7. SEGMENTED INFORMATION (continued)

	Mali	Canada	Total
December 31, 2008			
Automobile, equipment and furniture	$ 4,963	$ 901	$ 5,864
Mineral properties, including deferred costs	4,531,733	1,766,767	6,298,500
	$ 4,536,696	$ 1,767,668	$ 6,304,364

	Mali	Canada	Total
For the period ended September 30, 2009			
Gain on foreign exchange	$ -	$ 14,422	$ 14,422
Interest income	-	253	253
Expenses	(355,027)	(298,270)	(653,297)
	$ (355,027)	$ (283,595)	$ (638,622)

	Mali	Canada	Total
For the year ended December 31, 2008			
Interest income	$ -	$ 16,569	$ 16,569
Expenses	(158,046)	(501,981)	(660,027)
Loss on foreign exchange	-	(56,846)	(56,846)
Future income tax	-	443,066	443,066
	$ (158,046)	$ (99,192)	$ (257,238)

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended September 30, 2009 and December 31, 2008 as follows:

	September 30, 2009	December 31, 2008
Non-cash financing activities:		
Issue of share capital for mineral properties	$ -	$ 29,000
Issue of share capital as consideration on loans payable	11,250	-
	$ 11,250	$ 29,000

	September 30, 2009	December 31, 2008
Non-cash investing activities:		
Acquisition of mineral properties	$ -	$ (29,000)
Deferred exploration and development costs - amortization	(373)	(2,128)
	$ (373)	$ (31,128)

GREAT QUEST
METALS LTD.

Corporate Information
(As at November 24, 2009)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. John A. Clarke, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)	Berlin-Bremen Exchange	Frankfurt Exchange
Trading Symbol "GQ"	Trading Symbol "GQM"	Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	36,289,914
Options:	2,955,000
Warrants:	4,850,476
Compensation Options:	243,386
Compensation Option Warrants:	243,386
Fully Diluted	44,582,162

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

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